[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL J. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada



February 28, 2006

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      WORLDWIDE STRATEGIES INCORPORATED
         AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM SB-2
         FILED ON FEBRUARY 6, 2006
         FILE NO. 333-129398

Dear Mr. Clampitt:

On behalf of Worldwide Strategies Incorporated (the "Company"), Amendment No. 4 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated February 23, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

PROSPECTUS SUMMARY, PAGE 3

1. WE CONSIDER THAT THE SHARES ACQUIRED BY OFFICERS AND DIRECTORS IN THE JULY 8, 2005 SHARE EXCHANGE ARE BEING OFFERED BY OR ON BEHALF OF WORLDWIDE STRATEGIES, AND HENCE AN OFFERING OF THOSE SHARES "AT THE MARKET" IS INCONSISTENT WITH RULE 415(A)(4) OF REGULATION C. PLEASE REVISE TO PRICE THE OFFERING OF THOSE SHARES OR DELETE THEM FROM THE SELLING SHAREHOLDERS.

         RESPONSE: All of the officers and directors of Worldwide Strategies have been deleted from the selling shareholders. Accordingly, the number of shares being registered has decreased from 19,690,000 to 15,150,000. Changes have been made throughout the document to reflect this.

2. THE SHARES ASSOCIATED WITH THE TOUCHSTAR AND CASCADE TRANSACTIONS CANNOT BE REGISTERED FOR RESALE, SINCE THOSE TRANSACTIONS HAVE NOT CLOSED AND HENCE THERE HAS BEEN NO COMPLETED PRIVATE PLACEMENT WITH RESPECT TO THOSE SHARES. PLEASE REVISE TO DELETE ALL SUCH SHARES FROM THE REGISTRATION STATEMENT.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
February 28, 2006
Page 2


         RESPONSE: TouchStar and the Company had intended to close the transaction immediately prior to the effectiveness of the registration statement. Accordingly, the transaction has closed and the transaction is no longer described as being an intended transaction. The number of shares outstanding has been changed throughout the document.

         The Company has deleted the 400,000 shares underlying the warrants to be issued as part of the consideration for Cascade Callworks from the registration statement, since that transaction has not yet closed.

PLAN OF OPERATION, PAGE 10

3. PLEASE REFER TO OUR PRIOR COMMENT 9. PLEASE CLARIFY THE DATE BY WHICH THE CLOSING WITH CASCADE MUST OCCUR TO AVOID THE $100,000 PENALTY. YOUR AMENDMENT STATES THE DATE TO BE FEBRUARY 28, 2006, BUT YOUR EXHIBIT 10-3 OF THE FIRST AMENDMENT STATES FEBRUARY 1, 2006.

         RESPONSE: The parties have agreed to extend the closing date to March 15, 2006. See Exhibit 10.9.

FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4. PLEASE REFER TO PRIOR COMMENT 15. WE NOTE THAT YOU INTEND TO RECOGNIZE REVENUE WHEN EARNED. PLEASE PROVIDE ADDITIONAL DISCLOSURE REGARDING THE AGREEMENTS FROM WHICH REVENUE HAS BEEN AND WILL BE GENERATED AND HOW A TYPICAL AGREEMENT RESULTS IN REVENUE RECOGNITION. FOR EXAMPLE, PLEASE DISCLOSE IF INCOME IS RECOGNIZED OVER THE TERM OF AN AGREEMENT OR ON A PER CALL BASIS, ETC.

         RESPONSE:    Note 1 to the financial statements pertaining to Revenue
         Recognition has been revised to state that the Company provides its call center services under contract arrangements and that it recognizes revenue as services are provided, based on an hourly rate, over the term of the contract.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      Worldwide Strategies Incorporated
         Cordovano and Honeck, LLP